Exhibit 10.19

                                   May 1, 2002

Mr. A. Rubin



Mr. Rubin:


This letter will serve to confirm the agreement between Remedent USA, Inc. (the "Company") and yourself (the "lender").

(1) Lender hereby agrees to the receipt of 410,000 shares of the Company's common stock in full repayment of the $30,000, representing the principal and interest outstanding on the working capital loan as of the date of this agreement.
(2) The Company hereby agrees to file for registration on an SB-2 Registration Statement, the shares of common stock outlined in (1) above.

The above-mentioned terms are agreed upon on this day, by the following:




/s/ Stephen F. Ross                         /s/ Alan Rubin
------------------------------------        ---------------------------

Stephen F. Ross                             A. Rubin

Chief Financial Officer                     Lender
Remedent USA, Inc.